Exhibit 99.1
Explanatory Note

This Form 6-K/A amends “Announcement on Cancellation of Shares” furnished on Form 6-K by Shinhan Financial Group (hereafter “SFG”) on 18 November, 2022.

The amendment is to correct ‘1. Class and Number of Shares to be Cancelled,’ ‘4. Estimated Amount to be Cancelled’ and ‘6. Scheduled Date of Cancellation’ as SFG completed its share repurchase program on 18 November, 2022. All other information in the announcement dated 6 October, 2022 remain unchanged.

1. Class and Number of Shares to be Cancelled	Common shares	4,149,262

4. Estimated Amount to be Cancelled	KRW 150,000,003,750

6. Scheduled Date of Cancellation	November 23, 2022